_______________________________________
:
IN THE MATTER OF	:
	:	CERTIFICATE
ALLEGHENY ENERGY, INC. et. al.	:	PURSUANT TO RULE 24
	:	FOR THE QUARTER ENDED
File No. 70-8411	:
	:	June 30, 2001
(Public Utility Holding	:
Company Act of 1935)		Amendment No. 1
_______________________________________	:

          This amendment to the Rule 24 certification filing made August 29, 2001 for the 2nd quarter in matter No. 070-08411 corrects amounts incorrectly reported.

          Specifically, this filing corrects: the total investment amount made by Allegheny Energy, Inc. as of June 30, 2001 to a reflect a balance of $119,672,975, compared to $115,385,858 reported in the August 29th filing; Second quarter investments are restated to be $11,653,503, compared to $7,366,386 as previously reported.

          Finally, the filing also defines "FUCO" as a Foreign Utility Company, which was not defined in the previous filing.

ALLEGHENY ENERGY, INC.
ALLEGHENY VENTURES, INC.

/S/ THOMAS K. HENDERSON

Thomas K. Henderson

Allegheny Ventures, Inc.
Consolidated Statement of Operations

(Thousand of Dollars)	Unaudited
Six Months Ended
June 30,
2001

OPERATING REVEUES:
$ 24,311
OPERATING EXPENSES:
Cost of goods sold	18,814
Transmission and distribution	3
Customer accounting and services	425
Administrative and general	5,492
Total Operations & Maintenance	24,734

Depreciation	358
Taxes other than income taxes	371
Federal and state income taxes	(64)
Total Operating Expenses	25,399
Operating Income	(1,088)

OTHER INCOME AND DEDUCTIONS:
Other income, net	(894)

Income before interest charges	(1,982)

INTEREST CHARGES:
Interest on long-term debt	41

CONSOLIDATED NET INCOME	$ (2,023)

Allegheny Ventures, Inc.
Consolidated Balance Sheet

(Thousands of Dollars)
Unaudited
June 30, 2001
ASSETS:
Property, Plant, and Equipment:
At original cost	$ 39,648
Accumulated depreciation	1,394)
38,254
Investments and Other Assets:
Goodwill	1,137
Nonutility investments	26,278
Other	14,551
41,966
Current Assets:
Cash and temporary cash investments	5,325
Accounts receivable:
Electric Service	10,603
Other	2,292
Allowance for uncollectible accounts	(2,094)
Materials and supplies - at average cost:
Operating and construction	537
Prepaid taxes	3,030
Other	444
20,137
Deferred Charges:
Deferred income taxes	537
Other	326
863
Total Assets	$101,220

CAPITALIZATION & LIABILITIES:
Other paid in capital	$119,672
Retained earnings	(38,051)
Other comprehensive income	(1,759)
Total Capitalization	79,862

Long-term debt	10,500
Total Capitalization and long-term debt	90,362

Current Liabilities:
Short-term debt	2,000
Accounts payable, affiliates, net	1,437
Accounts payable, other	1,707
Interest accrued	40
Taxes accrued:
Federal and state taxes	1,876
Other tax accrued	95
Other current liabilities	3,696
10,851
Deferred credits	7
Total Capitalization and Liabilities	$101,220